7/10



06015121

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Paragon Group of Companies PLC

*CURRENT ADDRESS St. Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

FILE NO. 82- 34991 FISCAL YEAR 9/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS

DAT : 7/13/06

ANNUAL REPORT AND ACCOUNTS 2004

COMPANY NUMBER: 2336032

paragon

The Paragon Group of Companies PLC

Our vision is to become the UK's most highly regarded specialist provider of finance for people. We assist our customers to achieve their lifestyle ambitions.

Paragon is the UK's pre-eminent lender to professional landlords and is the 3rd largest buy-to-let lender in the UK.

contents

FINANCIAL HIGHLIGHTS

36.8%

increase in profit before tax
to £71.0 million
(2003 £51.9 million)

43.8%

increase in new lending
to £2,124.3 million
(2003 £1,477.4 million)

9.6p

dividend for full year
(2003 6.3p)

£5.9 billion

net loan assets increased
to £5,950.9 million
(2003 £5,287.1 million)

	2004	2003 RESTATED NOTE 1(r)	2002	2001	2000
	£m	£m	£m	£m	£m
Profit before taxation	**71.0**	51.9	46.0	41.1	35.5
Profit after taxation	**54.7**	40.3	36.6	32.9	28.5
Total loan assets	**5,950.9**	5,287.1	2,521.3	2,149.2	2,146.3
Shareholders' funds	**268.4**	225.3	200.8	169.0	137.7

	2004	2003	2002	2001	2000
Earnings per share					
- basic	**48.0p**	35.5p	32.1p	29.0p	25.1p
- diluted	**46.2p**	34.8p	31.4p	28.3p	24.9p
Dividend per ordinary share	**9.6p**	6.3p	5.1p	4.2p	3.8p

Total loan assets includes Loans to Customers shown on the face of the balance sheet and similar assets subject to non-recourse finance arrangements (note 17).

CHAIRMAN'S STATEMENT

I am pleased to report that the performance of the Group during the year ended 30 September 2004 was exceptionally strong, evidenced by the growth seen in lending volumes and profits.

Profit before tax increased by 36.8% to £71.0 million for the year, compared with £51.9 million for the previous year and earnings per share increased by 35.2% to 48.0p from 35.5p. Mortgage Trust (formerly Britannic Money) which was acquired in June 2003, is now fully integrated and contributed £15.1 million to profits before taxation for the year (2003: £1.2 million loss) after a credit of £5.2 million in respect of the amortisation of negative goodwill (2003: £2.1 million).

In view of these strong results and consistent with our intention to reduce dividend cover progressively towards the sector norm, your Board has declared an increased final dividend of 5.7p per share which, when added to the interim dividend of 3.9p paid on 2 July, gives a total dividend of 9.6p per share for the year, an increase of 52.4% over last year. Subject to approval at the Annual General Meeting on 9 February, the dividend will be paid on 11 February 2005, by reference to a record date of 14 January 2005.

Business review and strategy

In keeping with our previously stated strategy of focusing our activity primarily on more defensive product areas such as buy-to-let and secured personal loans, 93.2% of our lending during the year was secured on residential property. This compares with 87.8% in the previous year. We shall continue to follow this strategy, maintaining our strong stance on credit quality.

I reported last year on the acquisition of Britannic Money, now renamed Mortgage Trust, in June 2003. Since the acquisition, the business has been successfully turned from loss making into profit. In addition to the re-focusing of new business activity mentioned in the Chief Executive's Review, which has improved the profitability of new advances, a significant operational restructuring has resulted in substantial cost savings. By combining support functions and relocating administration activities to our operational centre in Solihull, staff at Mortgage Trust's Epsom office have been reduced from 247 at the time of the acquisition to 86 at 30 September 2004.

Prospects for the private rented sector

The succession of interest rate increases by the Monetary Policy Committee over the past year appears to have had the desired effect on the housing market. At the same time the need for intermediaries and lenders to meet the requirements of the new mortgage regulations from 1 November 2004 has diverted attention away from business generation. Evidence of slower activity and of softer prices has been well documented. Less well covered has been evidence of the consequential improvement in demand for rented accommodation, with surveys from RICS, ARLA and, indeed, Paragon Mortgages reporting increasing tenant demand, reducing stocks of unlet property and improving rents. These are all factors which underpin the credit quality of buy-to-let lending.

It seems likely that we are at or near the peak of the present interest rate cycle, with a number of economists suggesting that rates could begin to fall next year. It is, however, too early to say whether the slowing housing activity will lead to a soft or a hard landing for house prices and this uncertainty is weighing down sentiment for housing. Whilst we have seen a strong start to the new financial year, the impact of this sentiment on buy-to-let activity over the coming months remains to be seen.

Despite some speculation to the contrary, we have seen no evidence of buy-to-let investors disposing of their properties in response to house price uncertainty. Indeed, our experience of buy-to-let loans having a lower redemption rate than owner-occupied mortgages has continued. In addition, survey data has confirmed the view that the majority of landlords in the buy-to-let market take a long-term view of their investment portfolios.

In the longer term, we remain convinced that the prospects for the private rented sector remain strong, with demographic factors contributing to increasing demand for tenanted accommodation. We note that it was during the last significant housing slowdown, in the early 1990s, that the private rented sector saw its largest increase in rental units. Further, recent research by Mintel found that 3.3 million people are considering purchasing buy-to-let properties over the next twelve months, whilst 75% of existing landlords are expecting to rent out more property in the next decade. The attractiveness of buy-to-let as an investment may be further enhanced when residential property becomes eligible for inclusion in Self Invested Personal Pension schemes from April 2006.

Board composition

In October 2003, as referred to in my statement last year, we appointed two new executive directors, John Heron and Pawan Pandya. John Heron is responsible for the Group's first mortgages division, encompassing Paragon Mortgages and Mortgage Trust, and joined the Group in 1986. He is a member of the Executive Committee of the Council of Mortgage Lenders.

Pawan Pandya joined the Group in 1988 and was appointed Chief Operating Officer in 2002. He is responsible for all loan administration and processing, collections and Group technology.

In September 2004 we were pleased to welcome Bob Dench to the Board as an independent non-executive director. Bob previously held various senior positions with Barclays where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He played a leading role in Barclays' acquisition of Woolwich plc and in recent years was Managing Director of Barclays' General Insurance, Life and Mortgage businesses before leaving the organisation in 2003. Bob is a non-executive director of AXA UK plc and of Clipper Ventures plc.

Outlook

The Group has had an outstanding year. Volumes and profits have continued to increase strongly, arrears performance has remained in accordance with plan and the integration of Mortgage Trust, which traded profitably during the year, has been completed. The opening pipeline is up year on year and trading activity since the year end has been in line with our expectations.

There is little doubt that the housing market has started to soften and the prospect for house prices has become uncertain. Whilst the fundamentals remain strong for the landlord, how this uncertainty will affect landlords' buying decisions in the short-term is difficult to predict. Should there be a deterioration in market conditions, we are confident that the robustness of our business model, with the comparatively low loan to value ratio across our buy-to-let portfolio, the high rental cover and direct landlord obligation, will ensure that this portfolio will outperform other residential mortgage portfolios, in particular owner-occupied residential mortgage portfolios.

The acquisition of Mortgage Trust at a significant discount to net assets has provided a new profit stream for the Group in the core buy-to-let area of our business activities. The rapid and successful turnaround of this business has added significant value for shareholders. Looking forward, we shall continue to seek acquisition opportunities to supplement organic business flows.

Staff

The excellent progress we have made during the year would not have been achieved without the hard work and dedication of our staff and my fellow directors. I thank them all for their efforts.

Jonathan P L Perry
Chairman



15 December 2004

CHIEF EXECUTIVE'S REVIEW

During the year ended 30 September 2004 the Group advanced strongly, with profit before tax increasing by 36.8% to £71.0 million for the year, compared with £51.9 million for the previous year.

Total advances by the Group during the year were £2,124.3 million, compared with £1,477.4 million during the previous year, an increase of 43.8%. Net loan assets at 30 September 2004, inclusive of those held by the off-balance sheet companies managed by Mortgage Trust, were £5,950.9 million, compared with £5,287.1 million at 30 September 2003. Of these £5,523.4 million or 92.8% were secured on residential property, providing a base of high quality assets.

The modest increase in net interest income to £80.6 million from £76.5 million reflects both the move away from higher risk assets towards secured, and thus low risk, lending and the normal lag in loan rates following the increases in LIBOR during the year which resulted in a tightening of margins. If interest rates fall, as a number of economists expect, this effect should reverse.

Other operating income rose to £40.2 million from £31.0 million, an increase of 29.7%, as a result of commissions and fees earned on the larger portfolio and on the higher volume of business written during the year.

Operating expenses, excluding the impact of the goodwill credit of £5.2 million were £43.9 million, compared with £37.9 million (excluding the goodwill credit of £2.1 million and exceptional costs of £3.9 million) in the previous year. At 36.3% (2003: 35.3%) the cost:income ratio increased slightly as a result of the inclusion of the full costs of Mortgage Trust during the period (note 8). However, this represents a reduction from the rate of 37.8% reported at the half year. Cost savings from the introduction of operational efficiencies earlier in the year impacted favourably on the cost:income ratio in the second half of the year. Excluding Mortgage Trust, the cost:income ratio decreased to 32.2% from 33.2% last year.

The charge for provisions for losses of £11.1 million for the year compares with £15.9 million for the previous year. The reduction reflects the significant shift in the Group's lending activities in recent years towards secured lending, where margins are lower but the credit profile is better. The relatively low level of charge is also attributable to the high credit standards required by all lending divisions and the high quality of underwriting applied.

After providing for corporation tax at a charge rate of 23% and for the dividend in respect of the year, profits of £43.7 million have been transferred to shareholders' funds.

FIRST MORTGAGES

The performance of the first mortgage business was exceptionally strong in 2004. Total first mortgage lending by the Group was £1,674.3 million for the year, an increase of 67.8% over the previous year. The buy-to-let portfolio, including those assets managed by Mortgage Trust, increased by 34.8% to £4,052.0 million (2003: £3,006.7 million), whilst total first mortgage assets, including those managed by Mortgage Trust, increased by 15.2% to £5,002.9 million (2003: £4,341.1 million). The credit performance of the buy-to-let portfolio remains exemplary, with arrears levels running at a fraction of market levels for owner-occupied lending. The new business pipeline at 30 September 2004 was higher than a year earlier, providing a strong start to completions in the new financial year.

Mortgage Trust Services plc, a subsidiary company, has been successful in its application for permission under Part IV of the Financial Services and Markets Act 2000 to become authorised to carry on mortgage and/or general insurance business.

Paragon Mortgages

Paragon Mortgages enjoyed significant growth in its lending during the year with loans advanced totalling £1,106.5 million, an increase of 41.6% from the previous year's £781.3 million. At 30 September 2004 the loan book of Paragon Mortgages stood at £2,638.1 million, an increase of 36.4% from £1,934.3 million at 30 September 2003. In an increasingly competitive market Paragon Mortgages has continued to make strong progress by focusing on the specialist needs of professional landlords.

Paragon Mortgages has received, for the third year running, the highly-prized accolade of "Buy-to-Let Lender of the Year" from the National Association of Commercial Finance Brokers.

CHIEF EXECUTIVE'S REVIEW (Continued)

Mortgage Trust

Mortgage Trust advanced £567.8 million (2003 3 months: £216.3 million) with volumes recovering strongly from the temporary reduction which followed the rationalisation of the new business product range in favour of more profitable buy-to-let products, the focus now being on the mid-market buy-to-let sector. At 30 September 2004, Mortgage Trust had loans under management of £2,229.1 million (2003: £2,230.1 million) of which £1,450.4 million related to buy-to-let (2003: £1,127.5 million) and £778.7 million related to owner-occupied mortgages (2003: £1,102.6 million). The owner-occupied book is being run off.

An attractive feature of Mortgage Trust when we acquired the business was the quality of its systems infrastructure, as this had seen considerable investment prior to our acquisition. A major project is currently underway to migrate the Group's other businesses to the Mortgage Trust platform. The first phase of this project, which will see all first mortgage activities operating on the new common platform, is expected to be completed in the current financial year.

NHL book

The NHL book reduced to £135.7 million at 30 September 2004, from £176.7 million at 30 September 2003 and recorded a satisfactory performance over the period.

CONSUMER FINANCE

At 30 September 2004 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance stood at £891.3 million, (2003: £888.9 million). Aggregate loan advances were £450.0 million during the year, compared with £479.8 million in the previous year. The credit performance of our consumer books has been satisfactory and, assuming relatively full employment, is expected to remain so.

Paragon Personal Finance

Secured personal finance advances were £305.4 million during the year, compared with £298.9 million for the previous year. At the year end, the secured book totalled £476.0 million (2003: £384.9 million). Volumes for the year were in line with plan and were achieved in an increasingly competitive environment following a very strong performance in the second half of the previous year. Paragon Personal Finance has consolidated its position as a leading supplier of loans to the broker market with confidence in the brand remaining strong. During the period the level of new unsecured personal loan advances was negligible.

We expect competitive pressures in the secured loans market to increase over the next year as a result of new entrants to the market and a cooling of the housing market. Nevertheless, Paragon Personal Finance will maintain its position on credit quality and seek further growth through prudent innovation and improved service through new technology.

Sales Aid Finance

During the year ended 30 September 2004, new business of £144.2 million was advanced by this division, compared with £172.3 million in the previous year. At the year end the Sales Aid Finance book totalled £208.6 million (2003: £254.6 million).

As we have reported previously, we have limited lending volumes in our retail and car finance business as a result of less than adequate returns from some of this business. Following the removal of unprofitable distribution sources and products, the profitability of new business written has risen significantly. We have focused on streamlining the car finance distribution channels and reducing unprofitable business relationships, and have integrated the front-end administration of the retail finance business to improve service levels and reduce costs.

As a result of these initiatives the profitability of our sales aid finance businesses has improved. We will strive for further improvement before increasing the capital devoted to this area.

FUNDING

The Group has been active in the securitisation market throughout the year, increasingly diversifying the investor base by issuing bonds denominated in US dollars and euros, as well as in sterling. The increased depth of this investor base has contributed to the reduction in coupon over LIBOR seen during the year.

In October 2003 a £715 million securitisation of mortgage assets was completed by Paragon Mortgages (No. 6) plc; in January 2004 a £500 million securitisation of Mortgage Trust originated assets was completed by First Flexible No. 6 plc; in May 2004 a £900 million securitisation of Paragon Mortgages and Mortgage Trust originations was completed by Paragon Mortgages (No. 7) plc; in October 2004 a £1.0 billion securitisation, the largest Paragon transaction to date, of assets originated by Paragon Mortgages and Mortgage Trust, was completed by Paragon Mortgages (No. 8) plc, which also carried the lowest coupon of any of our buy-to-let issues to date; and, in December 2004, a £300 million securitisation of secured loans was completed by Paragon Secured Finance (No.1) plc.

During the year we replaced the Group's corporate banking facility with a £280 million facility to provide funding to support planned new business generation. In addition, we have increased the capacity of our warehouse funding line, through which we finance all newly originated assets prior to securitisation, from £900 million to £1.3 billion at 30 September 2004 and to £1.4 billion currently. An additional warehouse facility of £225 million is used for most of the originations by Mortgage Trust but in due course the majority of originations by Mortgage Trust will be consolidated with those by the rest of the Group.

The Group has been voted Best Issuer for Investor Reporting in the 2003 Structured Finance International Awards, from over twenty issuers nominated.



Nigel S Terrington

Chief Executive

15 December 2004

BOARD OF DIRECTORS

Jonathan P L Perry
CHAIRMAN
age 65

Jonathan Perry joined the Group as a non-executive director in June 1991 and was appointed Chairman in January 1992. He is a Chartered Accountant and between 1997 and 1999 was Vice-Chairman, Investment Banking Division, HSBC Investment Bank plc. Previously he was a Director of Morgan Grenfell & Co Limited for 15 years.

Nigel S Terrington
CHIEF EXECUTIVE
age 45

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He is a member of the CFD Management Committee of the Finance and Leasing Association. He was previously the Chairman of the Intermediary Mortgage Lenders Association and was a member of the Executive Committee of the Council of Mortgage Lenders.

Nicholas Keen
FINANCE DIRECTOR
age 46

Nicholas Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

John A Heron
DIRECTOR OF MORTGAGES
age 45

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.

Pawan Pandya
CHIEF OPERATING OFFICER
age 40

Pawan Pandya joined the Group in December 1988. He was appointed as Chief Operating Officer in July 2002, responsible for all operational and IT areas of the Group. Prior to joining Paragon, he worked in foreign exchange, credit risk management, marketing and corporate finance.

David M M Beever
NON-EXECUTIVE DIRECTOR
age 63

David Beever joined Paragon as a non-executive director in August 2003. He is Chairman of KPMG Corporate Finance, Vice-Chairman of London & Continental Railways Ltd and a non-executive director of JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd. He is the Senior Independent Non-Executive Director.

Robert G Dench
NON-EXECUTIVE DIRECTOR
age 54

Robert Dench joined Paragon as a non-executive director in September 2004. He previously held various senior positions within Barclays, where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He is also a non-executive director of AXA UK plc and of Clipper Ventures plc.

Gavin A F Lickley
NON-EXECUTIVE DIRECTOR
age 58

Gavin Lickley joined Paragon as a non-executive director in October 2002. He retired from the Board of the Investment Banking Division of Deutsche Bank AG in April 2000, having previously been Head of the Banking Division and Chairman of Morgan Grenfell & Co Limited. He is a Chartered Accountant and is now Chairman of Inexus Group, an owner of gas and electricity networks and Chairman of SAV Credit Limited, a credit card company. He is Chairman of the Paragon Remuneration Committee.

Christopher D Newell
NON-EXECUTIVE DIRECTOR
age 44

Christopher Newell has been a director of Altium Capital Limited (formerly Apax Partners & Co. Corporate Finance) since 1990. He is also a director of Artemis Investment Management Limited. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.

Jonathan P L Perry
CHAIRMAN

Nigel S Terrington
CHIEF EXECUTIVE

Nicholas Keen
FINANCE DIRECTOR

John A Heron
DIRECTOR OF MORTGAGES

Pawan Pandya
CHIEF OPERATING OFFICER

David M M Beever
NON-EXECUTIVE DIRECTOR

Robert G Dench
NON-EXECUTIVE DIRECTOR

Gavin A F Lickley
NON-EXECUTIVE DIRECTOR

Christopher D Newell
NON-EXECUTIVE DIRECTOR

DIRECTORS' REPORT

The directors submit their Report and the Accounts for the year ended 30 September 2004 which were approved by the Board on 15 December 2004.

Principal activity

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

The Chairman's Statement and the Chief Executive's Review on pages 4 to 10 contain a review of the Group's business during the financial year, its current position and future prospects.

Results and dividends

The results for the year are shown in the Consolidated Profit and Loss Account on page 34.

The directors recommend a final dividend of 5.7p per share (2003: 3.7p per share) which, together with the interim dividend of 3.9p per share (2003: 2.6p per share) paid on 30 July 2004, makes a total of 9.6p per share (2003: 6.3p per share). After dividends, retained profits of £43.7 million (2003: £32.8 million) have been transferred to reserves.

Directors

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown below.

	AT 30 SEPTEMBER 2004 ORDINARY SHARES OF 10P EACH	AT 30 SEPTEMBER 2003 OR ON APPOINTMENT ORDINARY SHARES OF 10P EACH
J P L Perry	309,579	309,579
N S Terrington	99,219	99,219
N Keen	44,116	44,116
J A Heron (appointed 15 October 2003)	5,600	5,600
P Pandya (appointed 15 October 2003)	-	-
D M M Beever*	10,000	-
R G Dench* (appointed 29 September 2004)	-	-
G A F Lickley*	30,000	30,000
C D Newell*	20,000	20,000

* Non-executive directors.

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan and the Deferred Bonus Scheme, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 19 to 26.

On 25 November 2004 Mr R G Dench acquired 20,000 10p Ordinary Shares in the Company.

On 30 November 2004 the following directors exercised options to acquire 10p Ordinary Shares in the Company and disposed of the shares thus acquired;

J P L Perry	80,000 shares
N S Terrington	170,000 shares
N Keen	160,000 shares
J A Heron	185,000 shares

On 1 December 2004 options under the Paragon 2000 Executive Share Option Scheme were granted to Mr N S Terrington (109,795 shares), Mr N Keen (82,347 shares), Mr J A Heron (44,205 shares) and Mr P Pandya (44,205 shares).

On 2 December 2004 further awards under the Paragon Performance Share Plan were granted to Mr N S Terrington (54,897 shares), Mr N Keen (41,173 shares), Mr J A Heron (22,102 shares) and Mr P Pandya (22,102 shares).

Other than the above transactions, there have been no changes in the directors' interests in the share capital of the Company since 30 September 2004.

The directors' have no interests in the shares or debentures of the Company's subsidiary companies.

Mr M J R Kelly resigned from the Board on 15 October 2003 and Mr D A Hoare resigned from the Board on 10 February 2004.

In accordance with the Articles of Association, Mr N Keen, Mr C D Newell and Mr R G Dench will retire and, being eligible, will offer themselves for re-appointment at the forthcoming Annual General Meeting. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Substantial shareholdings

As at 30 November 2004, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	ORDINARY SHARES	% HELD
Schroder Investment Management Limited	15,554,836	12.97%
Barclays Global Investors Limited	14,372,521	11.99%
Morley Fund Management	8,388,975	7.00%
Merrill Lynch Investment Managers	8,362,588	6.98%
M & G Investment Management Limited	6,247,884	5.21%
The Paragon Group of Companies PLC ESOP scheme	6,239,021	5.20%
Framlington Investment Management	4,820,000	4.02%
Threadneedle Asset Management Limited	4,282,386	3.57%
Legal & General Investment Management Limited	4,235,579	3.53%
Scottish Widows Investment Partnership	3,799,357	3.17%

Corporate social responsibility

The Group presents its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health and safety, commitment to diversity and the environment in the Corporate Social Responsibility Report on pages 17 to 18.

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £11,141 (2003: £11,085). Information on the Group's charitable activities is given in the Corporate Social Responsibility Report on pages 17 to 18.

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

Auditors

A resolution for the re-appointment of Deloitte & Touche LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

RESOLUTION 6

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at the previous Annual General Meeting on 10 February 2004 and will expire at the end of the forthcoming Annual General Meeting. Resolution 6 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £4,264,200 representing approximately 35.6% of the Company's issued capital at 30 November 2004 and being one third of issued capital plus shares issuable under option. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

RESOLUTION 7

Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the previous Annual General Meeting will expire at the end of this year's Annual General Meeting and Resolution 7 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £599,400, representing approximately 5% of the Company's issued share capital at 30 November 2004.

RESOLUTION 8

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 11.9 million of the Company's ordinary shares (approximately 10% of the issued share capital at 30 November 2004) for cancellation at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

The directors would not expect to purchase ordinary shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of shareholders generally. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Approved by the Board of Directors and signed on behalf of the Board.



John G Gemmell

Company Secretary

15 December 2004

CORPORATE SOCIAL RESPONSIBILITY

The Group believes that the long-term interests of shareholders, employees and customers are best served by our acting in a socially responsible manner. As such the Group ensures that a high standard of corporate governance is maintained.

Training and development

During the year the Group's accreditation under the 'Investors in People' scheme, which it has held since 1997, was renewed. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system used by the Group is designed to assist employees in developing their careers within the Group and to identify and provide appropriate training opportunities. The Group's corporate training and development strategy focuses on providing opportunities to develop all of its staff and is central to achievement of the Group's business objectives.

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is implemented in full.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality, ethnic origins or community background
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership or non-membership of a trade union

and that they should not be disadvantaged by conditions or requirements that are unjust or unfair.

Composition of the workforce, at all levels, is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the annual employee feedback surveys. Human Resources policies are kept under regular review to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. During the year the Group has instituted a Staff Forum, attended by elected staff representatives from each area of the business. This exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which the employees can be consulted on matters affecting them.

Employees have been provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through both information circulars and management presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable employees to benefit from the performance of the business.

The directors encourage the involvement of employees at all levels by the staff appraisal process and through communication between directors, team leaders and teams.

CORPORATE SOCIAL RESPONSIBILITY (Continued)

Environmental policy

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, implemented by:

- Ensuring all buildings occupied by the Group are managed efficiently by the facilities team and building surveyors, for example:
  - using low energy lightbulbs where appropriate
  - maintaining building temperatures within CIBSE guidelines
  - using light controls to reduce lighting in unoccupied areas
  - ensuring energy audits are carried out as part of condition surveys
- Providing facilities and negotiating contracts to enable staff to re-cycle used products such as waste paper, toner cartridges, etc.
- Controlling business travel and providing opportunities for staff to travel to work in various ways, including installing cycle racks and showers (where possible).
- Displaying a Paragon Green Charter at all sites to encourage staff to be environmentally friendly at all times.

Health and safety

The office environment is managed so as to comply with the requirements of the Health and Safety at Work Act 1974, Workplace Health, Safety and Welfare Regulations 1992, COSHH Regulations 1988, Disability Discrimination Act 1995, Fire Precautions (Workplace) Regulations 1997 and the Control of Asbestos at Work Regulations 2002.

Appropriate procedures have been established to monitor and maintain the Group's Health and Safety standards. Monitoring is undertaken internally and by external consultants and training is organised for staff from time to time.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. In addition to the charitable contributions shown in the directors' report the Group made contributions of £68,406 to the Foundation for Credit Counselling.

The Group supports the efforts of the Paragon Charity Committee, which is made up of volunteer employees and which organises a variety of fundraising activities throughout the year. All employees have the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's events.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration committee

The Committee consists of three non-executive directors: Gavin Lickley, David Beever and Christopher Newell.

The Chairman of the Remuneration Committee is Gavin Lickley. None of the directors comprising the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management.

In determining the directors' remuneration for the year, the Committee consulted Mr J P L Perry (Chairman), Mr N S Terrington (Chief Executive) and Mr D A Hoare (former non-executive director and former Chairman of the Committee) about its proposals. The Committee also appointed New Bridge Street Consultants LLP to provide advice on structuring directors' remuneration packages. New Bridge Street Consultants LLP advised the Company on various sundry remuneration matters during the year.

Remuneration policy

The Company's policy is to ensure that executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the executive directors and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non-executive directors is determined by the Board.

In forming and reviewing remuneration policy the Committee has given full consideration to Section B.1 of the Combined Code on Corporate Governance.

The remuneration packages of the individual directors have been assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

All executive directors are remunerated by a combination of fixed and performance related elements. Fixed remuneration consists of salary, pension scheme contributions and benefits in kind. Performance related remuneration consists of participation in the annual bonus plan and the award of share options and of shares under the performance share plan from time to time. The performance related elements of remuneration are intended to provide a significant proportion of the directors' potential total remuneration.

Salary

An executive director's salary is determined by the Committee at the beginning of each year. In deciding appropriate levels the Committee considers remuneration levels within the Group as a whole and relies on objective research which gives up-to-date information on comparable companies. Directors' contracts of service, which include details of remuneration, will be available for inspection at the Annual General Meeting.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Performance bonuses

Bonuses up to a normal maximum of 125% of salary in cash can be earned under performance related schemes, based upon individual performance and that of the Group as a whole, at the discretion of the Remuneration Committee. Bonuses are normally paid in November but are accrued in the year to which they relate.

Directors have the option to receive up to one quarter of their cash bonus in the form of shares, such shares being deemed to be acquired at the average price during the last five dealing days in the September preceding the award. Directors are encouraged to take up this option by a supplementary award of an equal number of additional shares. The shares comprising both the basic and the supplementary award vest after three years.

In respect of the year under review, the Remuneration Committee set the maximum cash bonus awards at 135% of salary, this level being marginally in excess of the normal limit of 125%. This variation from policy was regarded as appropriate to recognise and reward the significant advance achieved in Group profits and the highly successful integration of Mortgage Trust.

Pension contributions

During the year, four of the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members, while in respect of Mr J P L Perry the Company paid monthly contributions into his personal pension scheme. Dependants of executive directors who are members of the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. The executive directors contribute 5% of eligible salary as participants in the Plan.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on page 23. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors.

Share options and other share awards

The Company's policy is to grant options to directors under the Paragon 2000 Executive Share Option Scheme at the discretion of the Remuneration Committee, taking into account individual performance, up to a maximum of twice annual remuneration in any financial year. For options to be exercisable, the scheme requires the Company's total shareholder return (TSR) over at least three years to be higher than at least half of the TSRs for the following companies selected from the FTSE All Share Banks and Speciality and Other Finance sectors; Abbey National (included up to 12 November 2004), Alliance & Leicester, Cattles, Hitachi Credit UK, London Scottish Bank, Northern Rock, Provident Financial and HBOS, these being a range of companies which, in the opinion of the Remuneration Committee, are engaged in businesses similar to the business of the Group.

The Paragon Performance Share Plan was approved by shareholders at the Annual General Meeting on 11 February 2003. The maximum award is twice salary in any financial year. When aggregated with option grants under the Paragon 2000 Executive Share Option Scheme the maximum award will be over shares with a value of twice remuneration in any financial year. Under the plan the vesting of awards is subject to a relative TSR target. The Company's TSR over the three year period following grant will be compared to that of the constituents of the FTSE All Share Banks and Speciality and Other Finance sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. Awards will only fully vest for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

TSR has been selected as the performance measure for these awards because the Remuneration Committee believes it is the clearest measure that aligns the interests of executives with those of other shareholders. The Company's TSR performance and that of the peer companies is independently calculated by New Bridge Street Consultants LLP before being reviewed and confirmed by the Remuneration Committee.

Executive directors are also entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share Speciality and Other Finance sector index, also measured by TSR. The Speciality and Other Finance sector has been selected for this comparison because it is the index that contains the largest number of companies in the comparator group used by the Company to determine the vesting of awards under the Performance Share Plan for executive directors.

5 YEAR RETURN INDEX FOR THE FTSE ALL SHARE SPECIALITY AND OTHER FINANCE SECTOR AS AT 30 SEPTEMBER 2004


200
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
◆ The Paragon Group of Companies PLC
■ FTSE All share speciality and other finance sector

This graph shows the value, by 30 September 2004, of £100 invested in The Paragon Group of Companies PLC on 30 September 1999, compared with £100 invested in the FTSE Speciality and Other Finance index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

All executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows: -

J P L Perry	1 March 2004
N S Terrington	1 September 1990 (amended 16 February 1993)
N Keen	6 February 1996
J A Heron	1 September 1990 (amended 14 January and 8 February 1993)
P Pandya	1 October 1994

In the event of early termination, the directors' contracts provide for the payment of salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr N Keen has a service contract with the Company.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. From 1 February 2004 all non-executive directors have been paid an annual base fee of £25,000 plus £2,000 for membership of each committee, £5,000 for Remuneration Committee and Audit and Compliance Committee chairmanship (inclusive of membership) and £3,000 for the senior independent director. Prior to 1 February non-executive directors received £25,000 per annum plus an additional fee of £5,000 for the chairmen of the Remuneration and Audit committees.

Current terms of engagement apply for the following periods:

C D Newell	1 November 2004 to 1 November 2007
G A F Lickley	21 October 2002 to 21 October 2005
D M M Beever	8 August 2003 to 8 August 2006
R G Dench	29 September 2004 to 29 September 2007

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes.

The Chairman of the Remuneration Committee will be available to answer questions on remuneration policy at the Annual General Meeting.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	SALARY AND FEES £000	BENEFITS IN KIND £000	ANNUAL BONUS £000	LOSS OF OFFICE £000	**2004 TOTAL £000**	2003 TOTAL £000
Executive						
J P L Perry	181	5	122	-	**308**	322
N S Terrington	278	1	270	-	**549**	483
N Keen	212	6	202	-	**420**	359
J A Heron	136	12	105	-	**253**	-
P Pandya	144	6	105	-	**255**	-
Non-executive						
A D Chambers	-	-	-	-	**-**	45
D M M Beever	31	-	-	-	**31**	4
R G Dench	-	-	-	-	**-**	-
D A Hoare	9	-	-	25	**34**	25
M J R Kelly	1	-	-	25	**26**	23
G A F Lickley	31	-	-	-	**31**	23
C D Newell	33	-	-	-	**33**	25
2004	**1,056**	**30**	**804**	**50**	**1,940**	1,309
2003	730	12	542	25	1,309	

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Mr J P L Perry is the Chairman and Mr N S Terrington is the highest paid director.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £197,000 (2003: £155,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	INCREASE IN ACCRUED PENSION DURING YEAR EXCLUDING ANY INCREASE FOR INFLATION	TRANSFER VALUE OF INCREASE LESS DIRECTORS' CONTRIBUTIONS	**ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2004**	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2003 OR AT APPOINTMENT
	£000	£000	**£000**	£000
N S Terrington	11	81	**94**	80
N Keen	3	27	**45**	41
J A Heron	7	53	**53**	45
P Pandya	4	22	**41**	35

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2004. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	AGE AT YEAR END	DIRECTORS' CONTRIBUTIONS IN THE YEAR	INCREASE IN ACCRUED PENSION IN THE YEAR	ACCUMULATED TOTAL ACCRUED PENSION AT YEAR END	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2003 OR ON APPOINTMENT	**TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2004**	DIFFERENCE IN TRANSFER VALUES LESS CONTRIBUTIONS
		£000	£000	£000	£000	**£000**	£000
N S Terrington	44	13	14	94	611	**781**	157
N Keen	46	5	5	45	339	**411**	67
J A Heron	45	7	8	53	362	**456**	88
P Pandya	39	7	5	41	218	**268**	44

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2004. The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes – Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions of £81,000 (2003: £74,000) in respect of further pension provision for Mr N Keen. Contributions of £40,000 (2003: £39,000) in respect of Mr J P L Perry were paid into his personal pension scheme.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Share option schemes

Details of individual options held by the directors at 30 September 2003 and 30 September 2004 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	OPTION PRICE	J P L PERRY NUMBER	N S TERRINGTON NUMBER	N KEEN NUMBER	J A HERON NUMBER	P PANDYA NUMBER
Options held at 30 September 2003 or at date of appointment:							
13/03/1998*	13/03/2005	97.33p	417,646	-	-	-	-
31/03/2001*	31/03/2008	218.00p	120,000	255,000	240,000	48,000	-
31/03/2001	31/03/2005	218.00p	80,000	170,000	160,000	32,000	-
11/01/2002*	11/01/2009	147.50p	-	300,000	-	80,000	-
17/02/2003†	17/02/2010	147.00p	100,000	100,000	-	30,000	-
26/05/2003	26/05/2007	148.50p	200,000	200,000	-	60,000	-
01/08/2005	01/02/2006	120.64p	-	13,987	-	-	-
27/11/2004†	27/11/2011	248.00p	170,000	300,000	250,000	60,000	60,000
29/07/2005†	29/07/2012	186.50p	20,000	60,000	60,000	80,000	80,000
14/03/2006†	14/03/2013	186.50p	122,368	191,053	138,947	65,789	68,421
01/08/2006	01/02/2007	183.04p	5,053	-	5,053	5,053	-
			1,235,067	1,590,040	854,000	460,842	208,421
Options granted in the year:							
08/12/2006†	08/12/2013	339.00p	58,997	98,083	73,746	41,298	41,298
Options exercised in the year:							
On 23/02/04							
13/03/1998*	13/03/2005	97.33p	(417,646)	-	-	-	-
On 09/07/04							
11/01/2002*	11/01/2009	147.50p	-	-	-	(80,000)	-
17/02/2003†	17/02/2010	147.00p	-	-	-	(30,000)	-
26/05/2003	26/05/2007	148.50p	-	-	-	(15,000)	-
At 30 September 2004			876,418	1,688,123	927,746	377,140	249,719

* The exercise of these options is conditional upon earnings per share increasing at a rate in excess of the retail price index over the three preceding financial years. The initial earnings per share is adjustable, in certain circumstances, subject to Inland Revenue approval.

† The exercise of these options is conditional upon the Company's total shareholder return exceeding the total shareholder return for at least half of a specified group of comparator companies.

Aggregate gains before taxation made by directors on the exercise of share options during the year were £1,467,000 (2003: £1,293,000). At 30 September 2004 The Paragon Group of Companies PLC share price was 341.0p (2003: 334.0p) and the range during the year then ended was 295.0p to 400.0p (2003: 159.5p to 344.5p). The share price on 23 February 2004 was 396.0p and on 9 July 2004 323.0p.

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied. All awards to date are subject to the performance criteria outlined in the policy section of this report.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2003 and 30 September 2004 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	MARKET PRICE AT AWARD DATE	J P L PERRY	N S TERRINGTON	N KEEN	J A HERON	P PANDYA
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2003 or at date of appointment:							
13/03/2006	13/09/2006	186.50p	61,184	95,526	69,474	32,895	34,211
02/07/2006	02/01/2007	291.00p	40,790	63,684	46,316	21,930	22,807
			101,974	159,210	115,790	54,825	57,018
Awards made in the year:							
18/12/2006	18/06/2007	338.90p	31,250	51,953	39,063	21,875	21,875
22/06/2007	22/12/2007	350.25p	28,036	46,610	35,045	19,625	19,625
At 30 September 2004			161,260	257,773	189,898	96,325	98,518

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Deferred Bonus Scheme

Details of individual entitlements of the directors under the Deferred Bonus Scheme at 30 September 2003 and 30 September 2004 are:

AWARD DATE	TRANSFER DATE	MARKET PRICE AT AWARD DATE	J P L PERRY	N S TERRINGTON	N KEEN	J A HERON	P PANDYA
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2003 or at date of appointment:			-	-	-	-	-
Awards made in the year:							
27/02/2004	01/10/2006	387.60p	29,940	45,284	32,934	13,473	16,467
At 30 September 2004			29,940	45,284	32,934	13,473	16,467

Under the Deferred Bonus Scheme the shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

Under the Deferred Bonus Scheme, the following awards are due to be granted in respect of bonuses for the year ended 30 September 2004:

J P L Perry	14,113 shares
N S Terrington	52,694 shares
N Keen	39,490 shares
J A Heron	20,528 shares
P Pandya	20,528 shares

Signed on behalf of the Board of Directors



Gavin A F Lickley
Chairman of the Remuneration Committee

15 December 2004

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RELATION TO FINANCIAL STATEMENTS

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements (on pages 34 to 72), the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

We have audited the financial statements of The Paragon Group of Companies PLC for the year ended 30 September 2004 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and the related notes 1 to 38 together with the reconciliation of movement in consolidated shareholders' funds. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibility, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham

15 December 2004

CORPORATE GOVERNANCE

The Combined Code, which sets out Principles of Good Corporate Governance and Code provisions, was issued by the London Stock Exchange in June 1998. Throughout the year the Company has been in compliance with the Code provisions set out in section 1 of the Combined Code on Corporate Governance. A statement on how the Company has applied the Principles of Good Corporate Governance and a statement explaining the extent to which the provisions in the Code relevant to companies have been complied with appear below.

The Board notes the publication in July 2003 of the revised Combined Code issued by the Financial Reporting Council, which applies to listed companies for periods commencing on or after 1 November 2003 ("the revised Combined Code"). The Company will report formally on its compliance with the revised Combined Code, as required under the Listing Rules, next year. However, the Board has reviewed the main and supporting principles and provisions set out in the revised Combined Code and is taking steps to ensure that it will be in a position to meet its requirements.

Directors

The Board of Directors comprises the Chairman, four executive and four non-executive directors, all of whom bring to the Company a broad and valuable range of experience. Jonathan Perry has been Chairman since February 1992 and Nigel Terrington Chief Executive since June 1995. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on pages 12 and 13.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever who has been nominated as the senior independent non-executive director. This provides effective balance and challenge. The Board meets regularly throughout the year and is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board.

All the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, consisting of Gavin Lickley, who chairs the committee, David Beever and Christopher Newell.
- The Audit and Compliance Committee, consisting of Christopher Newell, who chairs the committee, David Beever and Gavin Lickley. The committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.
- The Nomination Committee, consisting of Jonathan Perry, who chairs the committee, Nigel Terrington and two non-executive directors, David Beever and Christopher Newell. The committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board.
- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.
- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based on merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the Finance Director and the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

The Board utilises the services of an external consultant to facilitate a Board evaluation. All Board directors are required to complete a detailed questionnaire on the performance of the Board and Board committees and the Board subsequently discusses the results of the evaluation.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 19 to 26.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days' notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and the Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 14 to 16 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 27.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2004 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Compliance statement

The Listing Rules require the Board to report on compliance with the forty-five Code provisions throughout the accounting period. Throughout the year ended 30 September 2004 the Company has been in compliance with the Code provisions set out in Section 1 of the Combined Code of Corporate Governance issued by the Financial Services Authority.

CONTACTS

Registered and head office

St. Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE
Telephone: 0121 712 2323

London office

Third Floor
30-34 Moorgate
London EC2R 6PQ
Telephone: 020 7786 8474

Internet

www.paragon-group.co.uk

Auditors

Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

Solicitors

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrars and transfer office

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Brokers

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

THE ACCOUNTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR TO 30 SEPTEMBER 2004

	Notes	2004		2003	
		£m	£m	£m	£m
Interest receivable	3		**412.0**		272.0
Interest payable and similar charges	4		**(331.4)**		(195.5)
Net interest income			**80.6**		76.5
Other operating income	5		**40.2**		31.0
Total operating income			**120.8**		107.5
Operating expenses					
Exceptional reorganisation costs	7	**-**		(3.9)	
Other operating expenses		**(43.9)**		(37.9)	
Amortisation of negative goodwill		**5.2**		2.1	
Total operating expenses			**(38.7)**		(39.7)
Provisions for losses			**(11.1)**		(15.9)
Operating profit being profit on ordinary activities before taxation	9		**71.0**		51.9
Tax charge on profit on ordinary activities	11		**(16.3)**		(11.6)
Profit on ordinary activities after taxation for the financial year			**54.7**		40.3
Equity dividend	13		**(11.0)**		(7.5)
Retained profit			**43.7**		32.8
Earnings per share					
- basic	14		**48.0p**		35.5p
- diluted	14		**46.2p**		34.8p

There have been no recognised gains or losses other than the profit for the current and preceding years.

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

CONSOLIDATED BALANCE SHEET

30 SEPTEMBER 2004

	Notes	2004 £m	2004 £m	2003 RESTATED NOTE 1(r) £m	2003 RESTATED NOTE 1(r) £m
Assets employed					
Fixed assets					
Intangible assets					
Negative goodwill	15		**(14.0)**		(18.8)
Tangible assets	16		**3.4**		4.2
Investments					
Assets subject to non-recourse finance	17	**1,557.7**		2,361.6	
Non-recourse finance	17	**(1,520.3)**		(2,285.3)	
		37.4		76.3	
Loans to customers	18	**4,492.5**		3,051.3	
			4,529.9		3,127.6
			4,519.3		3,113.0
Current assets					
Stocks	21	**3.4**		3.8	
Debtors falling due within one year	22	**8.8**		9.4	
Investments		**230.5**		144.8	
Cash at bank and in hand		**172.0**		150.5	
			414.7		308.5
			4,934.0		3,421.5
Financed by					
Equity shareholders' funds					
Called-up share capital	23		**12.0**		11.9
Share premium account	24	**68.8**		67.6	
Merger reserve	24	**(70.2)**		(70.2)	
Profit and loss account	24	**270.1**		225.8	
			268.7		223.2
Share capital and reserves			**280.7**		235.1
Own shares	25		**(12.3)**		(9.8)
			268.4		225.3
Provisions for liabilities and charges	27		**5.6**		7.6
Creditors					
Amounts falling due within one year	29	**66.4**		128.0	
Amounts falling due after more than one year	29	**4,593.6**		3,060.6	
			4,660.0		3,188.6
			4,934.0		3,421.5

Approved by the Board of Directors on 15 December 2004.
Signed on behalf of the Board of Directors





N S Terrington
Chief Executive

N Keen
Finance Director

HOLDING COMPANY BALANCE SHEET

30 SEPTEMBER 2004

	Notes	2004 £m	2004 £m	2003 RESTATED NOTE 1(r) £m	2003 RESTATED NOTE 1(r) £m
Assets employed					
Fixed assets					
Investment in subsidiary companies	19		**426.5**		342.1
Current assets					
Debtors falling due within one year	22	**51.4**		92.7	
Cash at bank and in hand		**0.6**		4.0	
			52.0		96.7
			478.5		438.8
Financed by					
Equity shareholders' funds					
Called-up share capital	23		**12.0**		11.9
Share premium account	24	**68.8**		67.6	
Revaluation reserve	24	**51.3**		36.1	
Profit and loss account	24	**162.6**		138.3	
			282.7		242.0
Share capital and reserves			**294.7**		253.9
Own shares	25		**(12.3)**		(9.8)
			282.4		244.1
Creditors					
Amounts falling due within one year	29		**196.1**		194.7
			478.5		438.8

Approved by the Board of Directors on 15 December 2004.
Signed on behalf of the Board of Directors





N S Terrington
Chief Executive

N Keen
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR TO 30 SEPTEMBER 2004

	Notes	2004 £m	2003 RESTATED NOTE 1(r) £m
Net cash inflow from operating activities	31	**129.3**	108.2
Taxation		**(14.6)**	(14.4)
Capital expenditure and financial investment	32(a)	**(685.8)**	(626.2)
Acquisitions and disposals	32(b)	**-**	(26.7)
Equity dividends paid		**(8.6)**	(6.6)
		(579.7)	(565.7)
Management of liquid resources	34	**(85.7)**	(27.5)
Financing	32(c)	**686.5**	612.6
Increase in cash in the year		**21.1**	19.4

RECONCILIATION OF MOVEMENT IN CONSOLIDATED SHAREHOLDERS' FUNDS

FOR THE YEAR TO 30 SEPTEMBER 2004

	2004		2003 RESTATED NOTE 1(r)	
	£m	£m	£m	£m
Profit attributable to shareholders		**54.7**		40.3
Dividend		**(11.0)**		(7.5)
Purchase of own shares by ESOP Trust		**(2.9)**		(2.2)
Exercise of options through ESOP Trust		**0.4**		1.2
Exercise of other share options		**1.0**		1.3
Charge for long term incentive plan		**0.9**		0.2
Net movement in shareholders' funds		**43.1**		33.3
Opening shareholders' funds				
As previously reported	**234.9**		200.8	
Prior period adjustment	**(9.6)**		(8.8)	
As restated		**225.3**		192.0
Closing shareholders' funds		**268.4**		225.3

NOTES TO THE ACCOUNTS

FOR THE YEAR TO 30 SEPTEMBER 2004

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular policies adopted are described below.

(a) Accounting convention The accounts are prepared under the historical cost convention, as adjusted for the revaluation of fixed asset investments.

(b) Basis of consolidation The consolidated accounts deal with the accounts of the Company and its subsidiaries made up to 30 September 2004. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

As required by Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', quasi-subsidiary undertakings are dealt with in the consolidated accounts on the same basis as true subsidiaries, described above.

(c) Negative Goodwill Negative goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and credited to the profit and loss account over the period expected to be benefited by the acquisition, within other operating expenses.

(d) Tangible fixed assets Tangible fixed assets are stated at cost less accumulated depreciation.

(e) Depreciation Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the life of the lease
Computer equipment	25% per annum
Furniture, fixtures and office equipment	15% per annum
Motor vehicles	25% per annum

(f) Loans to customers Loans are stated at cost less provision for diminution in value.

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(g) Assets subject to non-recourse finance Certain mortgage loans originated by subsidiary companies had previously been sold to special purpose vehicle companies on a non-recourse basis. The outstanding amount of these loans is disclosed on the face of the balance sheet, with the non-recourse finance deducted from them in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions'.

(h) Fixed assets - investments The Company's investments in subsidiary companies are valued by the Directors at the Company's share of the book value of their underlying net tangible assets.

(i) Stocks Obligations to purchase vehicles from lessors at pre-arranged prices at the end of the lease term are included in stock at the prices to be paid, in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', less any provisions to reduce the prices to net realisable value.

Other stocks are stated at the lower of cost and net realisable value.

(j) Current asset investments Balances shown as current asset investments in the balance sheet comprise short-term deposits with banks with maturities of not more than 90 days and more than 7 days.

(k) Cash at bank Balances classified as cash in the balance sheet comprise demand deposits and short term deposits with banks with maturities of not more than 7 days.

(l) Goodwill Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, has previously been written off on acquisition against Group reserves as a matter of accounting policy. Such amounts would be charged or credited to the profit and loss account on any future disposal of the business to which they relate.

(m) Deferred taxation Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(n) Funding costs Initial costs incurred in arranging funding facilities are amortised over the period of the facility. Unamortised initial costs are deducted from the associated liability. Profits on the early repurchase of loan notes are included within interest payable and similar charges.

(o) Financial instruments Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate cap and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

(p) Other operating income The turnover and gross profit of Paragon Vehicle Contracts Limited are not derived from the Group's principal activities and the gross profit is therefore included in other operating income. The turnover is shown in note 5.

(q) Pension costs The expected cost of providing pensions within the funded defined benefit scheme, as calculated periodically by professionally qualified actuaries using the projected unit method, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

The Group has adopted the transitional disclosure requirements of Financial Reporting Standard 17 – 'Retirement Benefits'.

(r) Own shares The balance sheets as at 30 September 2003 have been restated to reflect the implementation of UITF Abstract 38 – 'Accounting for ESOP Trusts', which requires that shares held by the trustee of the Group's share option schemes are shown on the balance sheet as a deduction in arriving at Equity Shareholders' Funds, rather than as investment in own shares within fixed assets. The impact on the cash flow statement is the reclassification of share purchases from capital expenditure to financing and the inclusion of cash balances held by the ESOP Trust as cash rather than being included as investment in own shares. There is no impact on the consolidated profit and loss account. Own shares are stated at cost.

(s) Long term incentive plan The cost of shares to be issued under the terms of the Paragon Performance Share Plan is charged to the profit and loss account over the period between the date of grant and the vesting date.

(t) Leases Rental income and costs under operating leases are credited / charged to the profit and loss account over the period of the leases.

Income from hire purchase contracts is accounted for on the actuarial basis. Hire purchase receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued and provision for doubtful debts.

(u) Brokers' commissions Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

2. ACQUISITION AND GOODWILL

The fair value of the net assets acquired on the purchase of Britannic Money plc on 30 June 2003 has been revised from £40.8m to £41.2m due to the reversal of provisions at that date which were not subsequently required.

Therefore negative goodwill arising on the acquisition is now calculated to be £21.3m (note 15).

3. INTEREST RECEIVABLE

	2004 £m	2003 £m
Interest on loans to customers	**297.6**	234.1
Interest on assets subject to non-recourse finance	**92.1**	28.4
Other interest receivable	**22.3**	9.5
	412.0	272.0

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2004 £m	2003 £m
On asset backed loan notes	**165.9**	105.2
On bank loans and overdrafts	**49.0**	33.1
On non-recourse finance	**79.3**	23.8
Amortisation of brokers' commissions payable		
On loans to customers	**33.2**	31.7
On assets subject to non-recourse finance	**4.0**	1.7
	331.4	195.5

5. OTHER OPERATING INCOME

Other operating income includes the gross profit of the Group's vehicle contract hire business as follows:

	2004 £m	2003 £m
Turnover	**5.0**	7.4
Cost of sales	**(4.6)**	(6.9)
Gross profit	**0.4**	0.5

Included within other operating income is income from property leases of £1.8m (2003: £1.8m).

6. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 730 (2003: 665). Staff costs incurred during the year in respect of these employees were:

	2004 £m	2003 £m
Wages and salaries	**17.2**	21.1
Social Security costs	**2.0**	1.4
Other pension costs	**1.1**	1.2
	20.3	23.7

Details of the pension schemes operated by the Group are given in note 28.

7. EXCEPTIONAL REORGANISATION COSTS

These were the redundancy costs which were expected to be incurred implementing the announced integration of the acquired business of Mortgage Trust Limited and its subsidiaries with the remainder of the Group's operations.

8. COST/INCOME RATIO

Cost / income ratio is derived as follows:

	2004 £m	2003 £m
Operating expenses	**(38.7)**	(39.7)
Less Reorganisation costs	**-**	3.9
Amortisation of negative goodwill	**(5.2)**	(2.1)
	(43.9)	(37.9)
	÷	÷
Total operating income	**120.8**	107.5
Cost / income ratio	**36.3%**	35.3%

9. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is after charging / (crediting):

	2004 £m	2003 £m
Depreciation	**1.6**	1.9
Amortisation of negative goodwill	**(5.2)**	(2.1)
Hire of plant and machinery	**0.1**	0.1
Property rents payable	**5.2**	4.2

10. FEES PAID TO AUDITORS

	2004 £000	2003 £000
Audit fees		
Paid to Group auditors	**328**	321
Paid to other auditors	**170**	45
Total audit fees for Group	**498**	366
Company audit fee	**21**	20

A more detailed analysis of fees paid to the Group auditors and their associates is given below:

	2004 £000	2004	2003 £000	2003
Audit services				
Statutory audit - UK	**311**	**47%**	308	39%
Statutory audit - Overseas	**17**	**3%**	13	2%
Audit-related regulatory reporting	**12**	**2%**	9	1%
	340	**52%**	330	42%
Further assurance services				
Securitisation services	**90**	**14%**	53	7%
'Due diligence' services	**5**	**1%**	107	13%
Other services	**15**	**2%**	-	-
	110	**17%**	160	20%
Tax services				
Compliance services	**117**	**18%**	100	13%
Advisory services	**88**	**13%**	201	25%
	205	**31%**	301	38%
	655	**100%**	791	100%

11. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(A) ANALYSIS OF CHARGE IN THE YEAR

	2004 £m	2003 £m
Current tax		
UK Corporation Tax on profits of the period	**16.5**	13.3
Adjustment in respect of prior periods	**(0.3)**	(2.6)
Write-back of Advance Corporation Tax (ACT)	**(0.7)**	(0.4)
Total current tax	**15.5**	10.3
Deferred tax (note 27)		
Origination and reversal of timing differences	**3.1**	1.2
Recognition of asset not previously recognised	**(2.4)**	(1.0)
Adjustment in respect of prior periods	**0.1**	1.1
Total deferred tax	**0.8**	1.3
Tax charge on profit on ordinary activities	**16.3**	11.6

(B) FACTORS AFFECTING TAX CHARGE FOR THE YEAR

The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30% (2003: 30%). The differences are explained below.

	2004 £m	2003 £m
Profit on ordinary activities before taxation	**71.0**	51.9
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**21.3**	15.5
Effects of:		
Reversal of timing differences	**(3.1)**	(1.2)
Permanent differences	**(1.7)**	(1.0)
ACT credit	**(0.7)**	(0.4)
Prior year credit	**(0.3)**	(2.6)
Current tax charge for the year	**15.5**	10.3

(C) FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

The Group will not be taxable on the amortisation of the negative goodwill arising on the acquisition of Mortgage Trust Limited in future periods. In addition the Group currently has £0.3m of ACT (2003: £0.7m) which has not been recognised together with approximately £22.0m of tax losses (2003: £30.0m) in subsidiary companies. Future tax charges will be reduced from the standard rate if profits arise in the appropriate subsidiaries.

In addition, the Group has capital losses in excess of £40.0m (2003: £40.0m) which are available to offset against future capital gains of the Group.

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

12. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The holding company's profit after tax for the financial year amounted to £34.7m (2003: £49.5m). A separate profit and loss account has not been prepared for the holding company under the provisions of Section 230 of the Companies Act 1985.

13. EQUITY DIVIDEND

	2004 PER SHARE	2003 PER SHARE	**2004 £m**	2003 £m
Equity dividend on ordinary shares				
Interim paid	**3.9p**	2.6p	**4.5**	3.1
Proposed final	**5.7p**	3.7p	**6.5**	4.4
	9.6p	6.3p	**11.0**	7.5

14. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2004	2003
Profit for the year	**£54,700,000**	£40,300,000
Basic weighted average number of ordinary shares ranking for dividend during the year	**113,942,576**	113,362,439
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year	**4,364,990**	2,397,769
Diluted weighted average number of ordinary shares ranking for dividend during the year	**118,307,566**	115,760,208
Earnings per ordinary share - basic	**48.0p**	35.5p
- diluted	**46.2p**	34.8p

15. INTANGIBLE FIXED ASSETS

	NEGATIVE GOODWILL £m
Cost	
At 1 October 2003	20.9
Adjustment to goodwill (note 2)	0.4
At 30 September 2004	21.3
Accumulated amortisation	
At 1 October 2003	2.1
Credit for the year	5.2
At 30 September 2004	7.3
Net book value	
At 30 September 2004	**14.0**
At 30 September 2003	18.8

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

16. TANGIBLE FIXED ASSETS

	SHORT LEASEHOLD PREMISES £m	PLANT AND MACHINERY £m	TOTAL £m
Cost			
At 1 October 2003	2.6	10.1	12.7
Additions	0.2	0.8	1.0
Disposals	(0.1)	(0.6)	(0.7)
At 30 September 2004	2.7	10.3	13.0
Accumulated depreciation			
At 1 October 2003	1.2	7.3	8.5
Charge for the year	0.2	1.4	1.6
On disposals	-	(0.5)	(0.5)
At 30 September 2004	1.4	8.2	9.6
Net book value			
At 30 September 2004	**1.3**	**2.1**	**3.4**
At 30 September 2003	1.4	2.8	4.2

17. ASSETS SUBJECT TO NON-RECOURSE FINANCE

Prior to its acquisition by the Group certain loans originated by Britannic Money plc (now Mortgage Trust Limited) had been sold to companies ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is not obliged to support any losses of these companies and does not intend to do so. This is clearly stated in the terms and conditions under which the finance was raised, which provide that the finance providers will receive interest and repayment of principal only to the extent that sufficient funds are generated by the mortgage portfolios acquired by each company.

The priority and amount of claims on the proceeds generated by the assets are determined in accordance with a strict priority of payments. The Group receives net income from the mortgages after the claims of the finance providers have been satisfied in full. The finance providers have no recourse to the Group in any form.

The Group has an option to sell further mortgages to certain of these companies over a fixed period of time, subject to these companies' ability to finance and insure such assets.

The amounts included within Investments in the Group balance sheet in respect of these companies are:

	2004 £m	2003 £m
Loans to customers	**1,458.4**	2,235.8
Cash at bank and in hand	**99.3**	125.8
Assets subject to non-recourse finance	**1,557.7**	2,361.6
Asset backed bank loans	**28.4**	408.3
Asset backed loan notes	**1,491.9**	1,877.0
Non-recourse finance	**1,520.3**	2,285.3
At 30 September 2004	**37.4**	76.3

In the year ended 30 September 2003 the linked presentation shown above included the Group's interest in the assets of Arianty No. 1 PLC. Following changes in the operations of that company, the linked presentation is no longer considered to be appropriate and the assets and liabilities of that company are fully consolidated.

The companies party to these arrangements are:

	PRINCIPAL ACTIVITY
Arianty No. 1 plc	Residential mortgages
First Flexible No. 1 plc	Residential mortgages
First Flexible No. 2 plc	Residential mortgages
First Flexible No. 3 plc	Residential mortgages
First Flexible No. 4 plc	Residential mortgages
First Flexible No. 5 plc	Residential mortgages
Mortgage Funding Corporation plc	Residential mortgages
Mortgage Funding Corporation No. 6 plc	Residential mortgages

All of the above companies are registered and operate in England and Wales and are accounted for as quasi-subsidiaries in the consolidated accounts of the Group.

17. ASSETS SUBJECT TO NON-RECOURSE FINANCE (Continued)

The summarised balance sheet before consolidation adjustments of the above companies is as follows:

	2004 £m	2003 £m
Assets employed		
Fixed assets		
Loans to customers	**1,695.2**	2,236.8
Current assets		
Debtors falling due within one year	**0.4**	1.5
Cash at bank and in hand	**104.6**	125.8
	1,800.2	2,364.1
Financed by		
Equity shareholders' funds		
Called-up share capital	**0.1**	0.1
Profit and loss account	**0.2**	0.2
	0.3	0.3
Creditors		
Amounts falling due within one year	**3.6**	8.5
Amounts falling due after more than one year	**1,796.3**	2,355.3
	1,800.2	2,364.1

The summarised profit and loss account before consolidation adjustments for the period from acquisition to 30 September 2004 for the companies named above is as follows:

	2004 £m	2003 £m
Interest receivable	**108.8**	29.2
Interest payable	**(90.8)**	(21.3)
Total operating income	**18.0**	7.9
Operating expenses	**(18.0)**	(7.8)
Provisions for losses	**0.2**	(0.1)
Profit on ordinary activities before taxation	**0.2**	-

Operating expenses includes provision for amounts payable to the Group of £17.8m (2003: £5.2m).

There have been no recognised gains and losses in any of these companies, other than the result for the period.

The summarised cash flows for the above companies, before consolidation adjustments for the period from acquisition until 30 September 2004 are as follows:

	2004 £m	2003 £m
Cash inflow / (outflow) from operating activities	**0.1**	(0.2)
Capital expenditure and financial investment	**0.5**	(80.2)
	0.6	(80.4)
Financing	**(0.6)**	78.5
Decrease in cash in the period	**-**	(1.9)

18. LOANS TO CUSTOMERS

	2004 £m	2003 £m
Cost		
At 1 October 2003	**3,051.3**	2,521.3
Acquisition	**-**	26.9
Additions	**1,759.8**	1,427.4
Refinancing of / (with) non-recourse finance	**576.9**	(226.0)
Amortisation of commissions	**(33.2)**	(31.7)
Other debits	**344.1**	277.2
Repayments and redemptions	**(1,206.4)**	(943.8)
At 30 September 2004	**4,492.5**	3,051.3

Included in loans to customers are £218.6m (2003: £267.0m) of hire purchase receivables. The aggregate rentals receivable during the year in respect of hire purchase contracts were £28.5m (2003: £36.5m). The cost of assets acquired by the Group for the purposes of letting under hire purchase contracts amounted to £147.5m (2003: £174.8m).

Other debits includes primarily interest receivable on loans outstanding and movements on provisions against these loans.

19. INVESTMENT IN SUBSIDIARY COMPANIES

	2004 £m	2003 £m
Shares in Group companies		
At 1 October 2003	**249.0**	190.5
Additions during the year	**35.3**	36.4
Disposals	**(4.0)**	-
Revaluation		
Credited to the profit and loss account	**17.6**	12.5
Credited to the revaluation reserve	**15.2**	9.6
	313.1	249.0
Loans to Group companies		
At 1 October 2003	**93.1**	25.9
Additions during the year	**17.7**	51.1
Revaluation		
Credited to the profit and loss account	**2.6**	16.1
	113.4	93.1
At 30 September 2004	**426.5**	342.1

Comparable amounts determined according to the historic cost convention are:

	SHARES IN GROUP COMPANIES £m	LOANS TO GROUP COMPANIES £m	TOTAL £m
Cost	366.3	113.9	480.2
Provision	(104.5)	(0.5)	(105.0)
At 30 September 2004	261.8	113.4	375.2
At 30 September 2003	212.9	93.1	306.0

Principal operating subsidiaries comprise:

	HOLDING	PRINCIPAL ACTIVITY
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Homeloans (No. 4) PLC	74%	Residential mortgages
Finance for People (No. 4) PLC	74%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Paragon Mortgages (No. 1) PLC	74%	Residential mortgages
Paragon Mortgages (No. 2) PLC	74%	Residential mortgages
Paragon Mortgages (No. 3) PLC	100%	Residential mortgages
Paragon Mortgages (No. 4) PLC	100%	Residential mortgages
Paragon Mortgages (No. 5) PLC	100%	Residential mortgages
Paragon Mortgages (No. 6) PLC	100%	Residential mortgages
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 2) SA	100%	Residential mortgages
Paragon Mortgages (No. 3) SA	100%	Residential mortgages
Paragon Third Funding Limited	100%	Residential and commercial mortgages
Paragon Auto and Secured Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 2) PLC	100%	Loan and vehicle finance
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services PLC	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages

The issued share capital of all subsidiaries consists of ordinary share capital, except that Finance for People (No. 4) PLC, Paragon Mortgages (No. 1) PLC, Paragon Mortgages (No. 2) PLC, Homeloans (No. 4) PLC and First Flexible No. 6 PLC have additional preference share capital held by the Group. The financial year end of all of the above companies is 30 September. They are registered and operate in England and Wales, except for Paragon Mortgages (No. 2) SA and Paragon Mortgages (No. 3) SA which are registered and operate in Luxembourg.

The minority interests in Finance for People (No. 4) PLC, Paragon Mortgages (No. 1) PLC, Paragon Mortgages (No. 2) PLC, Homeloans (No. 4) PLC and First Flexible No. 6 PLC are not material.

20. QUASI-SUBSIDIARIES

Realisations (Guernsey) Limited, a company registered and operating in the Bailiwick of Guernsey in which the controlling interest is held by a discretionary trust established for charitable purposes, was set up to acquire the controlling interest in Homeloans (Jersey) Limited from the Group as part of a financing arrangement. Homeloans (Jersey) Limited is a company registered in the Bailiwick of Jersey and operating in the United Kingdom.

The arrangements for this transaction ensure that, according to the definition set out in Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', the Group gains the benefits arising from the net assets of Realisations (Guernsey) Limited and its subsidiary and hence they are treated as quasi-subsidiaries of the Group.

Other quasi-subsidiary companies, relating to the funding arrangements of Mortgage Trust, are described in note 17.

21. STOCKS

	2004 £m	2003 £m
Residual purchase obligations	**3.1**	3.5
Vehicles on extended hire or held for resale	**0.3**	0.3
	3.4	3.8

22. DEBTORS

	THE GROUP		THE COMPANY	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Amounts falling due within one year				
Amounts owed by Group companies	**-**	-	**50.7**	92.6
Tax debtors	**1.2**	1.1	**-**	0.1
Other debtors	**6.4**	7.6	**0.7**	-
Prepayments and accrued income	**1.2**	0.7	**-**	-
	8.8	9.4	**51.4**	92.7

23. CALLED-UP SHARE CAPITAL

	2004 £m	2003 £m
Authorised:		
175,000,000 (2003: 175,000,000) ordinary shares of 10p each	**17.5**	17.5
Allotted and paid-up:		
119,891,708 (2003: 119,103,284) ordinary shares of 10p each	**12.0**	11.9

During the year 761,646 ordinary shares (£76,165 par value) were issued for £1,237,625 and a further 26,778 (£2,678 par value) were issued for £43,390. These issues were made under the executive share option schemes and the Sharesave scheme respectively.

24. RESERVES

(A) THE GROUP

	SHARE PREMIUM ACCOUNT	MERGER RESERVE	PROFIT AND LOSS ACCOUNT	TOTAL
	£m	£m	£m	£m
Balance at 1 October 2003				
As previously reported	67.6	(70.2)	225.6	223.0
Prior period adjustment (note 1(r))	-	-	0.2	0.2
	67.6	(70.2)	225.8	223.2
Share options exercised	1.2	-	(0.3)	0.9
Charge for long term incentive plan	-	-	0.9	0.9
Retained profit for the year	-	-	43.7	43.7
Balance at 30 September 2004	**68.8**	**(70.2)**	**270.1**	**268.7**

The cumulative amount of goodwill on acquisitions written off to reserves is £56.4m (2003: £56.4m). This balance has been offset against the profit and loss account to ensure compliance with Financial Reporting Standard 10 – 'Goodwill and Intangible Assets'.

(B) THE COMPANY

	SHARE PREMIUM ACCOUNT	REVALUATION RESERVE	PROFIT AND LOSS ACCOUNT	TOTAL
	£m	£m	£m	£m
Balance at 1 October 2003				
As previously reported	67.6	36.1	138.1	241.8
Prior period adjustment (note 1(r))	-	-	0.2	0.2
	67.6	36.1	138.3	242.0
Revaluation of investments in subsidiaries	-	15.2	-	15.2
Share options exercised	1.2	-	(0.3)	0.9
Charge for long term incentive plan	-	-	0.9	0.9
Retained profit for the year	-	-	23.7	23.7
Balance at 30 September 2004	**68.8**	**51.3**	**162.6**	**282.7**

The difference between the reserves of the Group and the reserves of the Company of £14.0m (2003 : £18.8m) represents the negative goodwill capitalised and being written off on the acquisition of Mortgage Trust Limited.

25. OWN SHARES

	2004	2003 RESTATED NOTE 1(r)
	£m	£m
Shares held by the trustee of the share option schemes		
At 1 October 2003	**9.8**	8.8
Shares purchased	**2.9**	2.2
Options exercised	**(0.4)**	(1.2)
At 30 September 2004	**12.3**	9.8

All of the shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan and Deferred Bonus Scheme. The trustee's costs are included in the operating expenses of the Company. At 30 September 2004, the trust held 6,128,230 shares (2003: 5,517,156) with a nominal value of £612,823 (2003: £551,716) and a market value of £20,897,264 (2003: £18,537,644). Options, or awards under the Paragon Performance Share Plan or Deferred Bonus Scheme were outstanding against 6,030,042 of these shares at 30 September 2004 (2003: 5,161,626). The dividends on these shares have not been waived.

26. RIGHTS TO THE ALLOTMENT OF SHARES

Options are granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. Further details of the share option schemes are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 19 to 26.

Options are outstanding under the Executive Share Option and the All Employee Share Option schemes to purchase 7,250,721 (2003: 7,992,859) ordinary shares of 10p each as follows:

NUMBER	PERIOD EXERCISABLE	PRICE
65,307	13/03/1998 to 13/03/2005	97.33p
819,000	31/03/2001 to 31/03/2008	218.00p
530,000	31/03/2001 to 31/03/2005	218.00p
650,000	11/01/2002 to 11/01/2009	147.50p
100,000	27/09/2002 to 27/09/2006	209.50p
345,000	17/02/2003 to 17/02/2010	147.00p
725,000	26/05/2003 to 26/05/2007	148.50p
224,068	01/08/2005 to 01/02/2006	120.64p
30,000	26/02/2004 to 26/02/2008	221.50p
1,270,000	27/11/2004 to 27/11/2011	248.00p
640,000	29/07/2005 to 29/07/2012	186.50p
620	23/12/2005 to 23/12/2012	161.50p
803,290	14/03/2006 to 14/03/2013	186.50p
429,908	01/08/2006 to 01/02/2007	183.04p
145,638	01/08/2008 to 01/02/2009	183.04p
432,890	18/12/2006 to 18/12/2013	339.00p
40,000	01/06/2007 to 01/06/2014	322.50p

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

Conditional entitlements to the allotment of 1,288,612 ordinary shares (2003: 735,410) of 10p each are outstanding under the Paragon Performance Share Plan. Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

The Company's total shareholder return over the three year period will be compared to that of the constituents of the FTSE All Share 'Banks' and 'Speciality and Other Finance' sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. An award will only vest fully for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2004 were:

NUMBER	PERIOD EXERCISABLE
461,644	13/03/2006 to 13/09/2006
267,766	02/07/2006 to 02/01/2007
291,033	18/12/2006 to 18/06/2007
268,169	22/06/2007 to 22/12/2007

Conditional entitlements to the allotment of 170,430 ordinary shares (2003: nil) of 10p each are outstanding under the Deferred Bonus Scheme. Awards under this scheme comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting.

The conditional entitlements outstanding under this scheme at 30 September 2004 were:

NUMBER	TRANSFER DATE
170,430	01/10/2006

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

27. PROVISIONS FOR LIABILITIES AND CHARGES

(A) THE GROUP

	DEFERRED TAXATION £m	OTHER PROVISIONS £m	TOTAL £m
Provision at 1 October 2003	1.3	6.3	7.6
Current year charge	0.7	0.6	1.3
Prior year charge	0.1	-	0.1
Utilised in the year	-	(3.4)	(3.4)
Provision at 30 September 2004	**2.1**	**3.5**	**5.6**

The other provisions include committed future lease costs for properties no longer occupied by the Group and costs associated with the decision to relocate certain of the operations of Mortgage Trust to the Group's head office. These provisions are expected to be utilised within five years.

The liability for deferred taxation for which provision has been made is analysed as follows:

	2004 £m	2003 £m
Accelerated capital allowances	**-**	(0.2)
Other timing differences	**2.1**	1.5
Provision at 30 September 2004	**2.1**	1.3

In addition there are unprovided deferred tax assets of approximately £13.0m (2003: £18.0m). These are predominantly in the Mortgage Trust companies acquired in the year ended 30 September 2003 and will only be available to offset against suitable future profits arising in these companies. The directors consider that there is insufficient evidence that such profits will arise to justify the recognition of a deferred tax asset in respect of these balances.

(B) THE COMPANY

There is no potential liability for deferred tax in the holding company either at 30 September 2004 or 30 September 2003.

28. PENSIONS

During the year the transitional provisions of Financial Reporting Standard 17 - 'Retirement Benefits' ('FRS 17') continue to be in force. This standard will require assets or liabilities arising from the Group's defined benefit pension scheme to be evaluated and accounted for in the primary financial statements on a new basis.

As a transitional measure, the standard requires that information relating to the pension asset or liability calculated on the new basis is disclosed by way of memorandum in the notes to the accounts. These disclosures are given at (a) below. The Standard provides that the asset or liability recognised in the accounts at 30 September 2004 should continue to be calculated according to Statement of Standard Accounting Practice 24 - 'Accounting for Pension Costs' ('SSAP 24'). Disclosures relating to this calculation are given at (b) below.

Disclosures in respect of defined contribution pension schemes under both standards are given at (c) below.

The pension scheme asset calculated in accordance with SSAP 24 and recognised in the balance sheet of the Group at 30 September 2004 was £0.0m (2003: £0.0m) and the liability at that date calculated in accordance with FRS 17 was £10.0m (2003: £4.4m). The difference of £10.0m (2003: £4.4m) relates to the differing bases of calculation.

(A) DISCLOSURES MADE IN ACCORDANCE WITH FRS 17

The Group operates a defined benefit pension scheme in the UK. A full actuarial valuation was carried out at 31 March 2004 and updated to 30 September 2004 by a qualified independent actuary. The service cost has been calculated using the Projected Unit method. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major assumptions used by the actuary were (in nominal terms):

	30 SEPTEMBER 2004	30 SEPTEMBER 2003	30 SEPTEMBER 2002
Rate of increase in salaries	**3.75% p.a.**	3.50% p.a.	3.30% p.a.
Rate of increase in deferred pensions in excess of GMP which receives statutory revaluation	**2.75% p.a.**	2.50% p.a.	2.30% p.a.
Rate of increase in pensions in payment in excess of GMP which receives statutory increases	**2.75% p.a.**	2.50% p.a.	2.30% p.a.
Discount rate	**5.60% p.a.**	5.40% p.a.	5.40% p.a.
Inflation assumption	**2.75% p.a.**	2.50% p.a.	2.30% p.a.

28. PENSIONS (Continued)

The assets in the Plan at 30 September 2004, 30 September 2003 and 30 September 2002 and the expected rate of return were:

	AT 30 SEPTEMBER 2004		AT 30 SEPTEMBER 2003		AT 30 SEPTEMBER 2002	
	LONG TERM RATE OF RETURN EXPECTED	VALUE £m	LONG TERM RATE OF RETURN EXPECTED	VALUE £m	LONG TERM RATE OF RETURN EXPECTED	VALUE £m
Equities	**7.5%**	**15.5**	7.5%	13.3	7.5%	10.1
Bonds	**4.8%**	**2.7**	4.7%	2.2	4.4%	1.8
Other	**4.0%**	**0.1**	4.0%	-	4.0%	0.1
Total market value of assets		**18.3**		15.5		12.0
Present value of scheme liabilities		**(32.6)**		(22.0)		(18.5)
Deficit in the scheme		**(14.3)**		(6.5)		(6.5)
Related deferred tax		**4.3**		2.1		2.1
Net pension liability		**(10.0)**		(4.4)		(4.4)

The movement in the deficit in the scheme during the year was as follows:

	2004 £m	2003 £m
Deficit in the scheme at 1 October 2003	**(6.5)**	(6.5)
Movement in year		
Current service cost	**(1.2)**	(1.3)
Contributions	**1.0**	1.1
Past service costs	**-**	-
Other finance income	**(0.1)**	(0.1)
Actuarial (loss) / gain	**(7.5)**	0.3
Deficit in the scheme at 30 September 2004	**(14.3)**	(6.5)

The actuarial loss arising in the year ended 30 September 2004 resulted primarily from the use of updated mortality statistics.

The Group's contribution to the scheme is shown in note 6. The agreed rate of employer contributions during both years was 12.5% of gross salaries for participating employees.

ANALYSIS OF RESERVES

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the balance which would have been shown in the reserves of the Group in respect of the profit and loss account would have been analysed as follows:

	2004 £m	2003 RESTATED NOTE 1(r) £m
Profit and loss account excluding pension liability	**270.1**	225.8
Pension liability	**(10.0)**	(4.4)
Profit and loss account after adjustment for pension liability	**260.1**	221.4

ANALYSIS OF THE AMOUNT CHARGED TO OPERATING PROFIT

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the amount which would have been charged to operating profit would have been analysed as follows:

	2004 £m	2003 £m
Current service cost	**1.2**	1.3
Past service cost	**-**	-
Total operating charge	**1.2**	1.3

ANALYSIS OF THE AMOUNT CREDITED TO OTHER FINANCE INCOME

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the amount which would have been credited to other finance income would have been analysed as follows:

	2004 £m	2003 £m
Expected return on pension scheme assets	**1.2**	0.9
Interest on pension scheme liabilities	**(1.3)**	(1.0)
Net return	**(0.1)**	(0.1)

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

28. PENSIONS (Continued)

ANALYSIS OF THE AMOUNT RECOGNISED IN THE STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the actuarial (loss) / gain which would have been recognised in the statement of total recognised gains and losses would have been analysed as follows:

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**0.3**	1.3
Experience gains and losses arising on scheme liabilities	**(1.7)**	-
Changes in assumptions underlying the present value of the scheme liabilities	**(6.1)**	(1.0)
Actuarial (loss) / gain	**(7.5)**	0.3

HISTORY OF EXPERIENCE GAINS AND LOSSES

	2004	2003	2002
Difference between the expected and actual return on scheme assets:			
Amount (£m)	**0.3**	1.3	(3.5)
Percentage of scheme assets	**1%**	8%	(30)%
Experience gains and losses on scheme liabilities:			
Amount (£m)	**(1.7)**	-	0.2
Percentage of the present value of scheme liabilities	**(5)%**	-	1%
Total amount recognised in statement of total recognised gains and losses:			
Amount (£m)	**(7.5)**	0.3	(5.1)
Percentage of the present value of the scheme liabilities	**(23)%**	1%	(28)%

(B) DISCLOSURES MADE IN ACCORDANCE WITH SSAP 24

The relevant actuarial valuation of the Group Pension Scheme was completed as at 31 March 2001 using the projected unit method, at which date the market value of the assets was £14.4m. The principal assumptions used in the latest valuation were that the annual pre-retirement return on investment used would be 6% on accumulated assets, 6.5% on future contributions, while in valuing past service benefits a return on investment of 5.5% would be used. The annual rate of increase in salaries was assumed to be 3.5%. The valuation revealed that the actuarial value of assets was sufficient to cover 115% of the statutory minimum liabilities in accordance with the Pensions Act 1995.

(C) DEFINED CONTRIBUTION PENSION SCHEMES

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2004 were £0.0m (2003: £0.0m). The Group also makes contributions to the personal defined contribution pension arrangements of certain employees. Contributions made under these arrangements were £0.0m (2003: £0.1m).

29. CREDITORS

	THE GROUP		THE COMPANY	
	2004	2003 RESTATED NOTE 1(r)	**2004**	2003 RESTATED NOTE 1(r)
	£m	£m	**£m**	£m
Amounts falling due within one year				
Bank loans and overdrafts	**1.2**	81.3	**-**	24.8
Amounts owed to Group companies	**-**	-	**180.6**	146.6
Proposed dividend	**6.8**	4.4	**6.8**	4.4
Corporation tax	**7.7**	6.7	**1.4**	3.1
Accruals	**50.7**	35.6	**7.3**	15.8
	66.4	128.0	**196.1**	194.7
Amounts falling due after more than one year				
Asset backed loan notes	**3,690.0**	2,128.6	**-**	-
Bank loans	**901.6**	929.5	**-**	-
Accruals	**2.0**	2.5	**-**	-
	4,593.6	3,060.6	**-**	-

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 30.

30. FINANCIAL INSTRUMENTS

The Group's operations are financed principally by floating rate, asset backed loan notes and, to a lesser extent, by a mixture of share capital, retained earnings and bank borrowings.

The Group issues financial instruments to finance its lending operations and uses derivative financial instruments to hedge interest rate risk arising from fixed rate lending. In addition, various financial instruments, for example debtors, prepayments and accruals, arise directly from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The principal risks arising from the Group's financial instruments are credit risk, liquidity risk and interest rate risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end and the position disclosed below is materially similar to that existing throughout the year.

CREDIT RISK

The Group's business objectives rely on maintaining a high-quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the overriding factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's financial instruments, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits.

LIQUIDITY RISK

The Group's assets are principally financed by asset backed loan notes issued through the securitisation process. Securitisation substantially reduces the Group's liquidity risk by matching the maturity profile of the Group's funding to the profile of the assets to be funded.

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. It is likely that a substantial proportion of these notes will be repaid within five years. Interest is payable

- on notes denominated in sterling at various rates between 0.21% and 2.75% above the London Interbank Offered Rate ('LIBOR') for three month sterling products;
- on notes denominated in euros at various rates between 0.21% and 1.40% above the Euro Interbank Offered Rate ('EURIBOR') for three month euro products; and
- on notes denominated in US dollars at various rates between 0.21% and 1.40% above the London Interbank Offered Rate for three month US dollar products ('Dollar LIBOR').

During the year, Group companies issued £2,114.8m (2003: £250.0m) of mortgage backed floating rate notes at par and £nil (2003: £nil) of asset backed floating rate notes at par.

Before its acquisition by the Group, Mortgage Trust had also obtained finance from the securitisation markets as described in note 17. The sterling notes issued in these transactions, which form part of 'Non-Recourse Finance' in the Group balance sheet are secured on the underlying assets and bear interest at various rates between 0.125% and 1.80% above LIBOR for three month sterling products. It is likely that a substantial proportion of these notes will be repaid within five years. The companies which issued these notes have entered into £215.0m (2003: £215.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws. At 30 September 2004 £nil (2003: £nil) had been drawn down under these facilities.

In connection with the acquisition of Mortgage Trust the Group entered into a bank loan secured against cashflows generated by certain of the acquired assets. Interest is payable on this loan at a rate of 1.35% above LIBOR. This loan is repayable only out of cash receipts generated by these assets and there is no further recourse to the Group. Included within bank loans at 30 September 2004 is £28.8m (2003 : £45.6m) in respect of this loan.

The Group is party to an arrangement, revised during the year, made via the quasi-subsidiaries described in note 20, whereby the Group received monies from a UK bank in return for the right to receive certain future cash flows from a securitised portfolio. The commercial effect of this transaction is that of a bank loan, secured on the assets of the portfolio concerned, but subordinated to the asset backed loan notes. Payments on this facility are made out of receipts from borrowers in the same way as for the asset backed loan notes. Included in bank loans at 30 September 2004 is £7.3m (2003: £1.5m) in respect of this arrangement.

Assets are typically securitised within twelve months of origination. Until that point new loans are funded by a bank facility (the 'Warehouse Facility'). This is currently provided by a £1,325.0m (2003: £750.0m) committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. £468.5m (2003: £570.5m) is included in bank loans in respect of drawings on this facility.

This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance Limited and Paragon Personal Finance Limited. This facility remains available for further drawings until 28 February 2005 and although it expires in 2047 it is likely that substantial repayments will be made within the next five years.

During the year two other facilities were also used for this purpose. The £150.0m sterling facility which had been provided to Paragon Third Funding Limited by a consortium of banks was cancelled in the year. £42.2m was included in bank loans at 30 September 2003 in respect of drawings on this facility. The £225.0m (2003: £450.0m) committed sterling facility provided to Arianty No. 1 PLC by a consortium of banks is still in place. £220.0m is included in bank loans in respect of drawings on this facility. At 30 September 2003 £367.9m was included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of Arianty No. 1 PLC. At the year end the facility remained available for further drawings until 14 November 2004. This was renewed for a further year for a reduced amount and may be further renewed on an annual basis. Repayment of the loan is due two years after it ceases to available for further drawings.

Assets originated by Mortgage Funding Corporation PLC are funded by a £55.0m (2003: £155.0m) committed sterling bank facility. £28.5m (2003: £40.4m) is included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of that company. This facility was refinanced in the year and is now is repayable on 4 August 2006.

As with the asset backed loan notes, repayments of all of these facilities, before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

In addition to these borrowings the Group has a committed corporate syndicated sterling bank facility of £280.0m (2003: £175.0m), used to provide working capital for the Group. Included in bank loans are drawings of £177.0m (2003: £155.7m) made by Paragon Finance PLC under this facility. This facility was revised in the year and now falls due for repayment on 27 February 2008. The facility is secured on all the assets of the Company and Paragon Finance PLC.

A further bank borrowing of £25.0m was arranged during the year ended 30 September 2003 in connection with the acquisition of Mortgage Trust and has now been repaid. Included in bank loans are drawings of £nil (2003: £24.8m) made by the Company under this facility.

30. FINANCIAL INSTRUMENTS (Continued)

Interest on the bank facilities is payable at various rates between 0.25% and 0.90% above LIBOR. The undrawn amounts on these bank facilities at 30 September 2004 and 30 September 2003 are set out below.

	2004 £m	2003 £m
Undrawn committed facilities for which repayment would fall due:		
In one year or less	-	133.6
In more than one year but not more than two years	**31.5**	116.3
In more than two years	**958.0**	82.0
	989.5	331.9

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the Warehouse Facilities and the securitisations. Included within 'Cash at bank and in hand' and 'Investments' at 30 September 2004 is £378.5m subject to such restrictions (2003: £274.4m).

'Cash at Bank and in hand' also includes £0.5m (2003: £1.3m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The securitisation process and the terms of the Warehouse Facilities effectively remove any liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

Set out below is the maturity profile of the Group's financial liabilities at 30 September 2004 and 30 September 2003:

	NON-RECOURSE FINANCE £m	BANK LOANS AND OVERDRAFTS £m	ASSET BACKED LOAN NOTES £m	OTHER £m	2004 TOTAL £m	NON-RECOURSE FINANCE £m	BANK LOANS AND OVERDRAFTS £m	ASSET BACKED LOAN NOTES £m	OTHER £m	2003 TOTAL £m
Financial liabilities falling due										
In one year or less, or on demand	-	1.2	-	65.2	**66.4**	40.4	81.3	-	46.7	168.4
In more than one year, but not more than two years	28.5	-	-	1.2	**29.7**	-	142.1	-	1.2	143.3
In more than two years but not more than five years	-	397.0	-	0.8	**397.8**	367.9	-	-	1.3	369.2
In more than five years	1,491.8	504.6	3,690.0	-	**5,686.4**	1,877.0	787.4	2,128.6	-	4,793.0
	1,520.3	902.8	3,690.0	67.2	**6,180.3**	2,285.3	1,010.8	2,128.6	49.2	5,473.9

INTEREST RATE RISK

The Group's policy is to maintain floating rate liabilities and match these with floating rate assets, hedging fixed rate assets by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements are used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

In part, the Group's interest rate hedging objectives are achieved by the controlled mismatching of the dates on which instruments mature, redeem or have their interest rates reset. The table overleaf summarises these repricing mismatches. For the purposes of the table, loan assets, borrowings and derivatives are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity dates. For those fixed rate loan assets where the customer has contracted to make regular repayments of both capital and interest, the assets have been allocated across the time bands in the table by reference to the contracted repayments. The analysis takes no account of early terminations which are likely to occur in practice. In determining the amount of hedging required, the Group makes assumptions about the level of regular capital repayments and early terminations of its loan assets. The actual interest rate sensitivity will therefore be determined by reference to subsequent customer and management decisions and is expected to be less sensitive than shown.

'Off balance sheet items' shows the notional principal amount of swap agreements. Included within '3 months or less' are £nil (2003: £23.0m) of capped rate mortgages hedged by interest rate cap agreements which reset quarterly.

The table includes short term creditors and debtors.

30. FINANCIAL INSTRUMENTS (Continued)

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON INTEREST BEARING £m	**TOTAL £m**
At 30 September 2004							
Cash at bank and in hand	172.0	-	-	-	-	-	**172.0**
Investments	230.5	-	-	-	-	-	**230.5**
Assets subject to non-recourse finance	1,400.2	86.2	53.0	13.1	-	5.2	**1,557.7**
Non-recourse finance	(1,520.3)	-	-	-	-	-	**(1,520.3)**
Loans to customers	3,214.6	157.9	340.1	611.8	116.6	51.5	**4,492.5**
Negative goodwill	-	-	-	-	-	(14.0)	**(14.0)**
Other assets	-	-	-	-	-	15.6	**15.6**
Total assets	3,497.0	244.1	393.1	624.9	116.6	58.3	**4,934.0**
Provisions	-	-	-	-	-	(5.6)	**(5.6)**
Bank loans and overdrafts	(902.8)	-	-	-	-	-	**(902.8)**
Asset backed loan notes	(3,690.0)	-	-	-	-	-	**(3,690.0)**
Other liabilities	-	-	-	-	-	(67.2)	**(67.2)**
Shareholders' funds	-	-	-	-	-	(268.4)	**(268.4)**
Total liabilities and shareholders' funds	(4,592.8)	-	-	-	-	(341.2)	**(4,934.0)**
Off balance sheet items	826.7	(93.3)	(219.7)	(470.2)	(43.5)	-	**-**
Interest rate repricing gap	(269.1)	150.8	173.4	154.7	73.1	(282.9)	**-**
Cumulative gap	(269.1)	(118.3)	55.1	209.8	282.9	-	**-**

	3 MONTHS OR LESS	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS	MORE THAN 5 YEARS	NON INTEREST BEARING	TOTAL
	£m	£m	£m	£m	£m	£m	£m
At 30 September 2003							
RESTATED NOTE 1(r)							
Cash at bank and in hand	150.5	-	-	-	-	-	150.5
Investments	144.8	-	-	-	-	-	144.8
Assets subject to non-recourse finance	1,937.9	40.2	49.7	-	323.3	10.5	2,361.6
Non-recourse finance	(2,285.3)	-	-	-	-	-	(2,285.3)
Loans to customers	2,293.6	92.9	122.1	355.8	136.1	50.8	3,051.3
Negative goodwill	-	-	-	-	-	(18.8)	(18.8)
Other assets	-	-	-	-	-	17.4	17.4
Total assets	2,241.5	133.1	171.8	355.8	459.4	59.9	3,421.5
Provisions	-	-	-	-	-	(7.6)	(7.6)
Bank loans and overdrafts	(1,010.8)	-	-	-	-	-	(1,010.8)
Asset backed loan notes	(2,128.6)	-	-	-	-	-	(2,128.6)
Other liabilities	-	-	-	-	-	(49.2)	(49.2)
Shareholders' funds	-	-	-	-	-	(225.3)	(225.3)
Total liabilities and shareholders' funds	(3,139.4)	-	-	-	-	(282.1)	(3,421.5)
Off balance sheet items	873.2	(116.3)	(190.9)	(522.1)	(43.9)	-	-
Interest rate repricing gap	(24.7)	16.8	(19.1)	(166.3)	415.5	(222.2)	-
Cumulative gap	(24.7)	(7.9)	(27.0)	(193.3)	222.2	-	-

30. FINANCIAL INSTRUMENTS (Continued)

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

All derivative contracts are accounted for as hedges. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Set out below is an analysis of these unrecognised gains and losses.

	2004 GAINS £m	2004 LOSSES £m	**2004 TOTAL NET GAINS/ (LOSSES) £m**	2003 GAINS £m	2003 LOSSES £m	2003 TOTAL NET GAINS/ (LOSSES) £m
Unrecognised gains and losses on hedges at 1 October 2003	1.8	(15.8)	**(14.0)**	0.6	(26.0)	(25.4)
Gains and losses arising in previous years that were recognised in the year	(0.6)	2.9	**2.3**	-	1.9	1.9
Gains and losses arising before 1 October 2003 that were not recognised in the year	1.2	(12.9)	**(11.7)**	0.6	(24.1)	(23.5)
Gains and losses arising in the year that were not recognised in the year	4.2	6.7	**10.9**	1.2	8.3	9.5
Unrecognised gains and losses on hedges at 30 September 2004	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)
Of which:						
Gains and losses expected to be realised in the year to 30 September 2005	4.1	(1.8)	**2.3**	0.9	(5.6)	(4.7)
Gains and losses expected to be realised in the year to 30 September 2006 or later	1.3	(4.4)	**(3.1)**	0.9	(10.2)	(9.3)
	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)

CURRENCY RISK

All of the Group's assets and liabilities are denominated in sterling with the exception of £871.3m (2003: £168.7m) included within 'Asset Backed Loan Notes', which is denominated in euros and £541.5m (2003: £nil) included within 'Asset Backed Loan Notes' which is denominated in US dollars. As a condition of the issue of these notes, interest rate and currency swaps were put in place for the duration of the borrowing having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk.

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash at bank and in hand, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Set out below is a comparison by category of book values and fair values of the Group's derivative financial instruments as at 30 September 2004 and 30 September 2003:

	2004		2003	
	BOOK VALUE £m	FAIR VALUE £m	BOOK VALUE £m	FAIR VALUE £m
Derivative financial instruments held to manage the interest rate profile				
Swaps	**-**	**0.3**	-	(11.9)
Caps	**1.8**	**0.7**	2.1	(2.1)
	1.8	**1.0**	2.1	(14.0)

The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

31. RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	2004 £m	2003 RESTATED NOTE 1(r) £m
Operating profit	**71.0**	51.9
Provisions for losses	**11.1**	15.9
Depreciation	**1.6**	1.9
Amortisation of brokers' commissions	**37.2**	33.6
Amortisation of negative goodwill	**(5.2)**	(2.1)
Charge for long term incentive plan	**0.9**	0.2
Decrease in stock	**-**	0.5
Decrease / (increase) in debtors	**0.7**	(0.1)
Increase in creditors	**12.0**	6.4
Net cash inflow from operating activities	**129.3**	108.2

32. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2004 £m	2003 RESTATED NOTE 1(r) £m
(A) CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Net decrease / (increase) in assets subject to non-recourse funding	**800.2**	(78.2)
Net increase in loans to customers	**(1,485.2)**	(546.9)
Expenditure on other fixed assets	**(1.0)**	(1.3)
Proceeds from sales of other fixed assets	**0.2**	0.2
	(685.8)	(626.2)
(B) ACQUISITIONS AND DISPOSALS		
Purchase of subsidiary undertaking	**-**	(19.9)
Net overdraft acquired with subsidiary	**-**	(6.8)
	-	(26.7)
(C) FINANCING		
Purchase of shares by ESOP scheme	**(2.9)**	(2.2)
Exercise of options under ESOP scheme	**0.4**	1.2
Exercise of other share options	**1.0**	1.3
Increase in loans from banks and others	**1,453.0**	539.7
(Decrease) / increase in non-recourse financing	**(765.0)**	72.6
	686.5	612.6

33. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2004 £m	2003 RESTATED NOTE 1(r) £m
Increase in cash in year	**21.1**	19.4
Cash inflow from increase in debt	**(687.2)**	(612.3)
Cash movement from change in liquid resources	**85.7**	27.5
Change in net debt arising from cash flows	**(580.4)**	(565.4)
Non-recourse finance acquired with subsidiary	**-**	(2,212.7)
Loans acquired with subsidiary	**-**	(53.4)
Movement in net debt in year	**(580.4)**	(2,831.5)
Net debt at 1 October 2003	**(5,130.2)**	(2,298.7)
Net debt at 30 September 2004	**(5,710.6)**	(5,130.2)

34. ANALYSIS OF NET DEBT

	2003 RESTATED NOTE 1(r) £m	CASH FLOWS £m	**2004 £m**
Cash in hand at bank	150.5	21.5	**172.0**
Overdrafts	(0.8)	(0.4)	**(1.2)**
	149.7	21.1	**170.8**
Non-recourse finance	(2,285.3)	765.0	**(1,520.3)**
Debt due within one year	(25.6)	25.6	**-**
Debt due after one year	(3,113.8)	(1,477.8)	**(4,591.6)**
		(687.2)	
Other liquid resources	144.8	85.7	**230.5**
Total	(5,130.2)	(580.4)	**(5,710.6)**

Other liquid resources comprise term deposits with UK banks.

35. PURCHASE OF SUBSIDIARY UNDERTAKING

	2003 £m
Net assets acquired:	
Tangible fixed assets	1.6
Assets subject to non-recourse finance	2,283.4
Non-recourse finance	(2,212.7)
Loans to customers	26.9
Debtors	2.2
Cash at bank and in hand	1.3
Provisions	(0.4)
Bank overdrafts	(8.1)
Other creditors	(53.4)
	40.8
Negative goodwill	(20.9)
	19.9
Satisfied by:	
Cash	19.9

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

36. CAPITAL COMMITMENTS

There were no capital commitments (2003: £nil) contracted but not provided for.

37. FINANCIAL COMMITMENTS

At 30 September 2004 the Group had commitments to make annual payments under operating leases which expire as follows:

	2004 £m	2003 £m
Plant and machinery		
Within one year	0.1	-
Land and buildings		
Within one year	0.1	-
Between two and five years	0.1	0.1
Over five years	4.9	4.9
	5.2	5.0

The company had no such commitments.

38. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 26 October 2004 the Group disposed of the entire share capital of its subsidiary NHL Reversions Limited for a consideration of £2.0m payable in cash. The results of NHL Reversions for the year are not shown as discontinued activities in the Group accounts as they are immaterial to the results of the Group.

On 27 October 2004 the Group issued £1,000.0m of Mortgage Backed Floating Rate Notes through a subsidiary company, Paragon Mortgages (No. 8) PLC, to refinance existing borrowings. The Notes were denominated in sterling and euros.

On 15 December 2004 the Group issued £300.0m of Asset Backed Floating Rate Notes through a subsidiary company, Paragon Secured Finance (No. 1) PLC, to refinance existing borrowings. The Notes were denominated in sterling.

NOTICE OF ANNUAL GENERAL MEETING

TO ALL SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the sixteenth Annual General Meeting of The Paragon Group of Companies PLC will be held at Butchers' Hall, 87 Bartholomew Close, London EC1A 7EB on 9 February 2005 at 10.30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1 To receive and consider the Company's Accounts for the year ended 30 September 2004 and the Reports of the Directors and the Auditors.

2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.

3 To declare a dividend.

4 To re-appoint as directors (a) Mr N Keen and (b) Mr C D Newell (both of whom retire under Article 77); and (c) Mr R G Dench (who retires under Article 83).

5 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, to pass resolution 6 as an ordinary resolution and resolutions 7 and 8 as special resolutions:

Ordinary Resolution

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,264,200 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

Special Resolutions

7 'THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £599,400,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

NOTICE OF ANNUAL GENERAL MEETING (Continued)

8. 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

   (a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital);

   (b) the minimum price which may be paid for an Ordinary Share is 10p;

   (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

   (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

   (e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.'

By order of the Board
John G Gemmell
Company Secretary

Registered and Head Office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

15 December 2004

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint a proxy to attend on his behalf and, on a poll, to vote instead of such member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form not less than forty-eight hours before the time appointed for the holding of the meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

The register of directors' interests and copies of directors' service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of all directors are provided on pages 12 and 13.